Detica

RECEIVED

2007 OCT 25 A 10:-3

Surrey Research Park
Guildford
Surrey
GU2 7YP
UK

T +44 (0)1483 816000
F +44 (0)1483 816144

www.detica.com

Securities and Exchange Commission
Division of Corporate Finance [redacted]
Office of International Finance
100F Street, NE
Washington
DC 20549 USA

07027591

Our ref: 07-FIV100C397

16 October 2007

SUPPL

File no: 82-35012

Dear Sir

**Re: Detica Group plc - Information Furnished Pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934**

The information as detailed below is being furnished to the Securities and Exchange Commission (the "**SEC**") by Detica Group plc, a public company limited by shares incorporated under the laws of England and Wales ("**Detica**"), pursuant to the exemption from Section 12(g) of the Securities Exchange Act of 1934 (the "**Exchange Act**") afforded to foreign private issuers under Rule 12g3-2(b) under the Exchange Act. The SEC file number assigned to Detica is 82-35012.

15.10.07 Announcement – Notification of Results date

Please do not hesitate to contact the undersigned at the numbers given above should you have any questions on the enclosed materials.

Yours faithfully

John Woollhead

Company Secretary

PROCESSED

OCT 30 2007

THOMSON
FINANCIAL

Enc

## Regulatory Announcement

Go to market news section

Free annual report

| | |
|---|---|
| Company | Detica Group Plc |
| TIDM | DCA |
| Headline | Notice of Results |
| Released | 09:00 15-Oct-07 |
| Number | 6874F |

**15 October 2007**

**Detica Group plc**

**Notification of Results Date**

Detica Group plc (LSE: DCA.L), the business and technology consulting firm that specialises in Information Intelligence, will announce interim results for the six months ended 30 September 2007 on Monday, 19 November 2007.

**Enquiries:**

| | |
|---|---|
| **Financial Dynamics** | **+44 (0)20 7831 3113** |
| Edward Bridges / Matt Dixon | |

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